Exhibit 8.1.1

Stored Value Card Issuer Agreement

This Stored Value Card Issuer Agreement is entered into as of May 10, 2006 (“Effective Date”), by and between Morgan Beaumont, Inc., a Nevada corporation, whose address is 6015 31st Street East, Bradenton, FL 34203 (“Issuer”) and Discover Financial Services LLC (“DFS”), a Delaware corporation, whose address is 2500 Lake Cook Road, Riverwoods, Illinois 60015.

Recitals

A.	Issuer will offer Cards to prospective Cardholders on its website, Client websites, Client intranets, or other distribution channels approved by DFS pursuant to a contract between Issuer and Clients.
B.	Issuer will design, produce, market, and make available Cards to Cardholders.
C.	Issuer will issue Cards to Cardholders pursuant to Cardholders Agreements.
D.	DFS operates a Network that provides Cardholders the ability to purchase goods or services from participating Merchants using Cards issued by Issuer.
E.

Merchants contract with DFS to accept Cards pursuant to Merchant Services Agreements and DFS’s Network Operating Regulations. DFS will Authorize and Settle Card Transactions with Merchants according to their Merchant Services Agreements.

F.	Cardholders may use Cards to make purchases, within the amounts allocated to the Cards, at Merchants accepting Discover Network cards, including Cards.

DFS and Issuer agree as follows:

1.0	Definitions

The following definitions apply to the terms outlined within this Agreement and shall have the following meanings:

a.	Account Number means the unique 16-digit number assigned by Issuer to a Card and Card Account, as derived from the IIN and approved by DFS.
b.	Agreement means this “Stored Value Card Issuer Agreement” between the Issuer and DFS and shall include any attachments, appendices, schedules, addenda, and amendments thereto.
c.

Authorization or Authorize means the process whereby Issuer, by itself, or through one or more agents (including, without limitation, DFS, in the course of performing stand-in Authorization functions as described in Section 4.0 of the Issuer Operating Regulations), determines whether to approve or decline a Card Sale.

d.

Card means either an Issuer stored-value (i) plastic card displaying the Discover Network Acceptance Mark or (ii) Card Account (e.g., a virtual card) that may be used for purchases by Cardholders in which the Cardholder is not physically present at a Merchant’s retail location. Pursuant to Issuer’s agreements with Clients and Cardholders, Cards will be issued by Issuer to Cardholders with stored-value balances and such Cards may be reloaded by Issuer. Cards must be produced by an authorized DFS production facility and must comply with the specifications of the Technical Specifications Manual.

e.

Card Account means the stored-value Issuer account represented by the Account Number assigned by Issuer. The parties acknowledge that the term “account” could include a demand deposit (checking), saving, or other consumer asset account held directly or indirectly by a financial institution and therefore may be subject to Issuer’s compliance with the regulations set forth in Regulation E of the Electronic Funds

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Transfer Act, if applicable. The parties acknowledge that the use of the term “account” herein is for convenience only and is not an admission or concession that a “consumer asset account” (as set forth under Regulation E of the Electronic Funds Transfer Act) or any other regulated “account” will be established hereunder.

f.

Card Sale means a Card Transaction by a Cardholder that is either: (a) the purchase of goods or services, including a Card Transaction in which the total amount may include some cash over a purchase of goods or services, or (b) the receipt of a cash advance in the form of an ATM transaction or an in-lobby bank or financial institution transaction.

g.

Cardholder means a Client employee who is at least eighteen years of age and has directly contracted with Issuer for a Card. Cardholders shall also include any Person who is designated by the Cardholder as an authorized user of a Card

h.	Cardholder Agreement means a Cardholder Agreement as defined in Section 2.
i.

Card Transaction means a transaction involving a Card, including, without limitation, any of the following: a Card Sale, a Cash Advance, a Credit/return, a Chargeback, transfers to/from Card, or an Adjustment, as such terms are defined herein or in the Issuer Operating Regulations.

j.	Client means a person with whom Issuer has entered into an agreement to promote and market Cards to specified individuals or for a particular marketing program.
k.

Client Program means each separate and discrete Card marketing or other program that Issuer and its Client have agreed to undertake in connection with a Client. A separate and discrete Client Program requires DFS to complete additional operations, systems or other work in order to allow the Client Program to operate on the Network.

l.

Discover Network Acceptance Mark means the logo designated in the Technical Specifications Manual under Graphic Guidelines that indicates that a Card may be used for purchases and Cash Advances on the Network.

m	Governmental Requirements means any local, state or federal laws or regulations that are applicable to the Client Program.
n.	IIN means the range of Account Numbers allocated to Issuer by DFS.
o.

Issuer Operating Regulations shall mean the document incorporated into this Agreement by reference as Exhibit B attached hereto that describes certain Issuer duties and obligations with which Issuer must comply.

p.

Merchant means a party who has entered into a Merchant Services Agreement and/or a Cash Advance Participation Agreement with Discover Financial Services LLC that provides the terms and conditions governing the acceptance and Settlement of Card Transactions between DFS and such Merchant.

q.	Network means the Discover Network of Merchants.
r.	Open environment means use of Cards at any participating Merchant.
s.	Person means any individual human being, or any individual created at law, including without limitation, a partnership, limited liability company, government agency or corporation.
t.

Processor means a DFS certified processor, retained by Issuer pursuant to the terms outlined under this Agreement, to process Card Transactions on behalf of Issuer on the Discover Network, which shall include without limitation, Authorizations, Issuer Settlement and such other services as contracted for between Issuer and Processor. For purposes of this Agreement, a Processor shall be an agent of Issuer.

u.	Processing Services means those services listed on Exhibit A of this Agreement.
v.

Program means the plans, described in this Agreement and the Issuer Operating Regulations, pursuant to which Issuer shall; (i) issue Cards to Cardholders; and (ii) use the services offered by Discover Financial Services LLC to facilitate the Authorization and Settlement of Card Transactions.

w.	Reserve Account means the Reserve Account as defined in Section 2 below.
x.	Reserve Account Agreement means the agreement entered into between Issuer, DFS and the financial institution at which the Reserve Account will be established.

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y.	Settle means the act of making a Settlement payment.
z.

Settlement means respectively, (i) for DFS, amounts DFS is required to pay Merchants for Card Transactions, and (ii) for Issuer, an amount payable by Issuer to DFS for Card Transactions, as more fully described in this Agreement and the Issuer Operating Regulations.

aa.	Stored Value Account means the Stored Value Account as defined in Section 2 below.
bb.

Technical Specifications Manual means the document incorporated by reference into this Agreement as Exhibit C attached hereto that contains technical specifications applicable to the Program to which Issuer must comply.

2.0	Provision of Services

2.1.	Responsibilities of DFS

2.1.a

Pursuant to current contractual arrangements with Merchants, DFS shall provide Cardholders with point of sale access to Merchants for Card Sales. DFS does not guaranty that all Merchants will accept Cards, or that Merchants will accept all Card Transactions. In order to be used on the Network, Cards must have the capability to communicate with a Processor for Authorization and Settlement services.

2.1.b

For each Card Sale, DFS will be responsible for Settlement of the amount of such Card Sale to the Merchant pursuant to the terms of DFS’ Merchant Services Agreement or Cash Advance Participation Agreement with the Merchant.

2.1.c

DFS will submit to a Processor, on behalf of Issuer a Settlement transmittal file (in the form and format specified in the Technical Specifications Manual) in order for Issuer to pay DFS for Card Transactions.

2.1.d

DFS grants Issuer a non-exclusive, non-transferable license to use Account Numbers that DFS assigns to it for the Program under this Agreement. DFS will assign a unique IIN for Issuer’s Client Programs, and the numbers in the assigned IIN shall be used only for Cards issued under this Agreement. DFS will release to Issuer subsets of the numbers in the IIN as needed to accommodate the scope of Client Programs about which Issuer has advised and obtained DFS approval pursuant to the terms of this Agreement, as defined and agreed upon for each Client in a Client Program Application Form that is substantially in the form of Exhibit D. Once the initial IIN assignment is exhausted, an additional allocation may be granted to Issuer in the discretion of DFS.

2.1.e

The Technical Specifications Manual contains the graphic specifications for the display and usage of the Discover Network Acceptance Mark applicable to Issuer. DFS will review all Card art, packaging, and advertising and marketing materials provided by Issuer within ten (10) business days of receipt, provided that DFS must receive from Issuer and approve all Card art, packaging, and advertising and marketing materials prior to Issuer’s display or use of any such materials.

2.1.f

DFS has provided Issuer with a list of Processors that DFS has certified as of the date of this Agreement who can provide Issuers processing services on the Network. Issuer shall contract with and use a DFS certified Processor to process all Card Transactions on the Discover Network.

2.1.g

DFS will provide notification and documentation to Merchants regarding disputes, ticket retrieval and Chargeback requests. Issuer may not contact Merchants with respect to any disputes, ticket retrievals or Chargeback.

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2.1.h

DFS will administer the dispute process, determine the application of Chargebacks, and provide the Issuer notification of the resolution disputes, in accordance with the Issuer Operating Regulations and Technical Specifications Manual.

2.1.i	DFS shall route Card Transaction data to Issuer in the manner specified in the Issuer Operating Regulations and Technical Specifications Manual.

2.2	Responsibilities of Issuer

2.2.a

Issuer will use its best efforts to market Client Programs to prospective Clients. Upon Issuer’s and Client’s agreement to offer a Client Program to prospective Cardholders, Issuer and Client shall develop a marketing program to promote Cards to prospective Cardholders and Issuer shall issue Cards within a designated IIN range assigned by DFS for the Client Program. Issuer must obtain DFS’ prior approval of any Clients with whom Issuer desires to create a Client Program, and will submit a Client Program Application Request Form, Exhibit D for each proposed Client. DFS will respond to each Client Program Application Form submitted to it by Issuer within ten (10) days of receipt, and shall not unreasonably withhold approval of any prospective Client, subject to DFS guidelines. Exhibit F sets forth a list of unacceptable Merchant categories, and, Issuer agrees that Issuer shall not market to or submit Client Program Application Forms to DFS for any prospective Client that is included under an unacceptable Merchant category list.

2.2.b

Issuer may distribute Cards pursuant to the terms of a DFS approved Client Program. Issuer is responsible for all creative development, design and marketing of Cards to its Clients and prospective Cardholders, subject to DFS’s reasonable approval. Issuer agrees that the design of Cards must comply with the Card specifications outlined in the Technical Specifications Manual. Issuer must provide all marketing materials and Card designs to DFS for approval prior to print or distribution.

2.2.c	Issuer acknowledges that Cards will be unable to be activated or loaded with value at Merchants, and Cardholders will be unable to obtain balance information at Merchant locations.

2.2.d

Issuer agrees to comply with the Issuer Operating Regulations and the Technical Specifications Manual. DFS may change the Issuer Operating Regulations or Technical Specifications Manual from time to time by sending written notice to Issuer thirty (30) days in advance. However, certain changes to the Issuer Operating Regulations or Technical Specifications Manual may become effective immediately for security reasons.

2.2.e

Issuer may designate or utilize third party contractors, including but not limited to Processors, to perform its obligations under this Agreement, provided that Issuer has first advised DFS and received DFS’ approval of any such third party pursuant to the terms outlined under this Agreement. Any third party, including but limited to Processors, used or designated by Issuer to perform services shall be deemed agents of Issuer for all such purposes and not DFS’ agents. Issuer shall be solely responsible for the actions, omissions and payment of such third parties or Processors.

2.2.f

Issuer will approve or decline Card Sales based on the fund values available for the Card or Card Account being offered for use at a Merchant, and will respond with appropriate codes as set forth in the Technical Specifications Manual.

2.2.g

The Issuer must promptly pay DFS the amounts identified in the daily Settlement file, including all applicable Settlements, via the Stored Value Account, Fed wire or any other payment method approved by DFS, no later than the time specified by DFS, or DFS shall have the right to off-set any amounts due DFS from the Stored Value Account.

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2.2.h

Issuer shall be responsible for obtaining the funds that represent 100% of the stored value of each Card issued to Cardholders. Issuer shall deposit such funds into an account at a reputable financial institution acceptable to DFS and shall be held in the name of Discover or its parent, affiliate or subsidiary as determined by DFS (the “Stored Value Account”). The Stored Value Account shall be held in a segregated account pending issuance of Authorizations and Issuer’s Settlement and other fee obligations to DFS.. Issuer will maintain accurate records of the value balances on each Card and shall at all times make such information available to DFS. Issuer shall at all times maintain 100% of funds underlying each Card issued in order to meet its obligations to DFS under this Agreement. Issuer, through its Processor, shall use such funds to pay Settlement to DFS for all Card Transactions. Issuer, directly or through its Processor, shall pay DFS any amounts Issuer owes DFS from the Stored Value Account. Issuer will remain responsible for Settlement to DFS until all amounts have been paid to DFS hereunder. Issuer shall be allowed to manage and direct investment of funds in the Stored Value Account into any investments permissible to it under applicable law, further provided that in the course of managing funds, Issuer maintains at all times 100% of the balance of each stored value Card required hereunder. DFS will monitor and review the Stored Value Account on an on-going basis to determine Issuer’s compliance with its requirements under this Agreement.

2.2.i

Issuer will maintain a reserve account at Discover Bank, a DFS affiliate financial institution (“Reserve Account”), in order to secure liabilities arising under this Agreement. The initial amount of the reserve will be XXX and will be subject to adjustment from time to time as outlined in the Reserve Agreement between Issuer and DFS. Issuer grants DFS the right to offset any amounts due under this Agreement from the Reserve Account.

2.2.j

Issuer will be responsible for paying the Settlement amount to DFS of any Card Sale for which a Merchant has properly utilized Authorization procedures, including downtime and stand-in procedures outlined in DFS Merchant Operating Regulations, notwithstanding that the amount of a Card Sale properly processed by the Merchant may be greater than the available balance on the Card.

2.2.k

Issuer will be responsible for providing all customer service to Cardholders with respect to Cards. Issuer shall provide a Cardholder agreement with each Card that is sold or distributed to a Cardholder, and such Cardholder agreement shall disclose all rules, terms, limitations and conditions of use of the Card to the Cardholder, including any mandated by Governmental Requirements (“Cardholder Agreement”). Issuer shall also provide a toll-free telephone number and/or Internet site access to enable the Cardholder to obtain customer service and to complete ordinary service functions such as checking Card balance, last transactions, etc. In all cases, Issuer will insure that it provides an appropriate level of security for all such inquiries and customer service issues. Issuer will provide customer service availability for not less than fourteen (14) hours per day, and will deliver such customer service using service standards at least equal to those being provided by others in the industry.

2.2.l

Issuer will respond to any Cardholder inquiries or disputed Card Transaction in accordance with the procedures specified in the Issuer Operating Regulations and Technical Specifications Manual, and Issuer shall adhere to any final DFS’ decision with respect to a resolution of a Cardholder dispute even though such decision may require payment of amounts by Issuer, provided that the required payment shall not exceed the amount of the disputed Card Transaction.

2.2.m

Issuer will immediately provide DFS with any information regarding fraudulent activity with respect to Card Transactions, Card distribution, Card delivery/storage or any fraudulent activity that could jeopardize the integrity of the Network, the Discover brand or the Discover Network Acceptance Mark image. Each situation will be discussed and appropriate resolution or

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modifications will be determined. Resolution may result in changes impacting current procedures and will be discussed to determine mutually agreeable timeframes for implementation.

2.2.n	Issuer agrees to always store Cards in a safe and secure manner in accordance with DFS requirements.

2.3	Issuer Use of a Processor

2.3.a

Issuer must designate a Processor on Exhibit A, and the Processor must be approved by DFS, be under contract with DFS and must be tested and certified by DFS for compliance with the applicable provisions of the Issuer Operating Regulations and the Technical Specifications Manual.

2.3.b

Issuer may elect to have a Processor perform additional services such as Card personalization/production, IVR support (with not more than an eight second response time), call center support (at least 14 hours per day), and web development, and the like. The specific services to be provided by the Processor must be set forth on Exhibit A.

3.0	Warranties

3.1.	Issuer warrants to DFS that:

3.1.a.	It is a corporation duly organized, validly existing, and in good standing under the laws of the State of Nevada and has its principal office in the State of Florida;

3.1.b.	It has the corporate and legal authority and power to enter into this Agreement and to perform its obligations under the Program, each Client Program and this Agreement;

3.1.c.

That all financial statements furnished to DFS are accurate in all material respects and fairly represent, in all material respects, the financial condition of Issuer, including contingent liabilities of every type, which financial condition has not changed materially or adversely as of the date of this Agreement;

3.1.d.

To the knowledge of the officers of Issuer, it owns, has licensed, or otherwise has the right to use any trademarks, service marks, patents or other intellectual property that its uses to operate the Program and any Client Program, and, to the knowledge of the officers of Issuer, any such use will not infringe upon the rights of any third party;

3.1.e.	It operates its business in a safe and sound manner, and adheres to all applicable Governmental Requirements;

3.1.f

It is not the subject of any litigation, infringement, or enforcement action by any Person or governmental body, which, if determined aversely to Issuer, would have a material adverse effect on the business, financial condition or operations of Issuer;

3.1.g

It has obtained all licenses, consents or permissions needed from any applicable governing authority to operate the Program including without limitation any Client Program or perform its duties under this Agreement.

3.2.	DFS warrants to Issuer that:

3.2. a	It is a corporation duly organized and validly existing under the laws of Delaware, and has its principal office in the State of Illinois,

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3.2. b	It has the corporate and legal authority and power to enter into this Agreement and perform its obligations under the Program as outlined in this Agreement,

3.2. c

To the knowledge of the officers of DFS, it owns or has the right to use, and to authorize the limited use by Issuer of, the trademarks, service marks or other intellectual property that is necessary for it and the Issuer to use in order to operate the Program.

3.2.d.

EXCEPT FOR WARRANTIES EXPRESSLY MADE IN THIS AGREEMENT, DFS MAKES NO REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, TO ISSUER OR TO ANY OTHER PERSON, INCLUDING, WITHOUT LIMITATION, ANY WARRANTIES REGARDING THE MERCHANTABILITY, SUITABILITY, ORIGINALITY, QUALITY, FITNESS FOR A PARTICULAR PURPOSE, NONINFRINGEMENT OR OTHERWISE (IRRESPECTIVE OF ANY PREVIOUS COURSE OF DEALINGS BETWEEN THE PARTIES OR CUSTOM OR USAGE OF TRADE), OR RESULTS TO BE DERIVED FROM THE USE OF ANY SOFTWARE, SERVICES, HARDWARE OR OTHER MATERIALS PROVIDED UNDER THIS AGREEMENT

4.0	Term and Termination

4.1.

This Agreement shall commence on the Effective Date and shall remain in force for a period of three (3) years thereafter (“Initial Term”). After the Initial Term this Agreement shall automatically renew for Subsequent Terms, of one year each (each a “Subsequent Term”) unless earlier terminated by one of the parties as set forth below. Not less than sixty (60) days prior to the end of the Initial Term or any Subsequent Term, Issuer will provide its most recent audited financial statement and its balance sheet to DFS for its review so that DFS can consider such information in its decision with respect to renewal for any Subsequent Term.

4.2	This Agreement may be terminated:

4.2.a

By either party, immediately upon notice to the other party in the event that the other party shall be wound up or dissolved; become insolvent; suffer a material, adverse change in its financial condition, or repeatedly fail to pay its debts as they come due; make an assignment for the benefit of creditors; file a voluntary petition in bankruptcy or for reorganization or be adjudicated as bankrupt or insolvent; or have a liquidator or trustee appointed over its affairs and such appointment shall not have been terminated and discharged within thirty (30) days; or

4.2.b	By DFS upon notice to Issuer in any case where Issuer is not maintaining the agreed-upon amount in the Reserve Account or Stored Value Account, or Issuer has failed to pay Settlement when due; or

4.2.c

By either party upon thirty (30) days’ prior written notice to the other party in the event of any material breach of this Agreement by such other party; provided, however, that, except for termination under Section 4.3, if the defaulting party has promptly commenced to cure the default and if after the defaulting party’s reasonable efforts such default could not be cured within such 30-day period, the defaulting party may make a request to the non-defaulting party by the end of such 30-day period that the time to cure a default be extended, and if the non-defaulting party agrees, such agreement not to be unreasonably withheld, the time to cure such default shall be extended up to 60 additional days from the end of such 30-day period, provided that the defaulting party continues to use its reasonable efforts to cure such default during the extended period; or

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4.2.d	By either party, upon written notice provided not less than six (6) months prior to the expiration of the Initial Term or of any Subsequent Term.

4.3

If either party reasonably concludes that this Agreement cannot be performed without violating applicable Governmental Requirements, or if the application of such Governmental Requirements impose material, additional and reasonably unavoidable costs to be incurred by Issuer, the parties will negotiate in good faith to modify this Agreement to the extent necessary to ensure that the parties will be in full compliance with all applicable laws and regulations. If the parties cannot agree to any required changes, either party may, by giving written notice to the other party, terminate this Agreement as of a date specified in such notice. In addition, if any governmental authority or third party initiates any action asserting that actions by parties under this Agreement violates any laws or regulations, either party may, by giving written notice, terminate this Agreement as of a date specified in such notice.

4.4

DFS may offset funds from the Reserve Account or the Stored Value Account to pay for any amounts that are owed to DFS by Issuer, and may continue to offset from the Reserve Account or the Stored Value Account any amounts owed to it for the period that extends until 90 days after the expiration date of the last Card issued by Issuer (provided, however, upon termination of this Agreement, if permitted under its agreement with Cardholders, Issuer may terminate all Cards issued by Issuer upon 60 days notice to the Cardholders). Upon payment to DFS of all amounts owed to it, DFS will release any remaining amounts held in the Reserve Account and will instruct the financial institution maintaining the Stored Value Account or Processor, as applicable, to release any remaining funds in the Stored Value Account. DFS will provide Issuer with an accounting of any amounts withdrawn from the Reserve Account

4.5

Upon termination or suspension of this Agreement, Issuer will immediately cease to issue, sell additional Cards, or load additional value to previously issued Cards. Issuer will continue to perform its duties and obligations under this Agreement and each Cardholder Agreement, including without limitation, any maintenance of processing capability, for closing out the existing value on all Cards for 90 days after the expiration date of the last Card issued by Issuer. DFS will continue to accept all Cards until a date that is 90 days after the expiration date of the last Card issued by Issuer.

4.5.a

If Issuer fails to pay any Settlement amount when due, or does not maintain agreed upon balances in the Reserve Account or Stored Value Account, in addition to DFS’ rights set forth hereunder, DFS may immediately suspend this Agreement and may notify Issuer to suspend issuance, activation of additional Cards, or the loading of additional value to Cards, and Issuer agrees to comply. In such event, after DFS has provided notice to Issuer, Issuer shall make an immediate transfer of the funds owed to DFS into the Stored Value Account. Issuer agrees for each day that Issuer fails to pay Settlement in full to DFS, Issuer shall pay to DFS an additional amount equal to 10% of the amount that Issuer has failed to pay. If Issuer has failed to pay DFS all amounts owed to it by the tenth day after Issuer has received notice of its failure to pay DFS, the Agreement shall be terminated.

5.0	Confidentiality

5.1.

In the course of fulfilling their respective duties under this Agreement, DFS and Issuer may each disclose or communicate to the other party non-public information and data that it deems as confidential or proprietary to it (“Confidential Information”). The term “Confidential Information” shall include, without limitation, all information and materials pertaining to the Network, Merchants, Discover Card members, Clients, Cardholders, technology, trade secrets, “know-how,” products, facilities, processes, operations, suppliers, marketing objectives and plans, pricing and other information pertaining to the business affairs of DFS and Issuer and their

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respective affiliates and subsidiaries. The term “Confidential Information” also includes the existence of and the terms of this Agreement and each of the Exhibits, Schedules and Appendices that are a part thereof and any material that is clearly designated by DFS or Issuer as “Confidential.” The term “Confidential Information” shall include information or data that is in oral, written or other visual form, or recorded on tape, electronic or other media. The term “Confidential Information” shall exclude (a) information in the public domain or information that becomes available to the general public without restriction through no wrongful act or omission of the receiving party, (b) information received from a third party having a right to transfer such information, (c) information that is independently developed by the receiving party without reference to Confidential Information of the other party; or (d) information that is known by the receiving party or its affiliates or subsidiaries prior to disclosure by the disclosing party. Confidential Information disclosed by DFS shall be known as “DFS Confidential Information” and Confidential Information owned by Issuer shall be known as “Issuer Confidential Information.”

5.2.

Issuer agrees that DFS Confidential Information shall be used by Issuer only to perform its obligations under this Agreement. DFS Confidential Information received by Issuer shall be kept confidential and shall not be disclosed, directly or indirectly, to any third party unless DFS consents in writing to such disclosure, and then only upon the prior execution of a confidentiality agreement containing terms substantially similar to those in this Section 5 by the third party to whom Issuer desires to disclose such information. Issuer further acknowledges that the information contained in Exhibit E is highly confidential and may be disseminated only to Issuer’s Chief Executive Officer and Chief Financial Officer and other accounting personnel reporting to the Chief Financial Officer, subject to the terms and conditions outlined in this Section 5.

5.3.

DFS agrees that Issuer Confidential Information shall be used by DFS only to perform its obligations under this Agreement. Issuer Confidential Information received by DFS shall be kept confidential and shall not be disclosed, directly or indirectly, to any third party unless Issuer consents in writing to such disclosure, and then only upon the prior execution of a confidentiality agreement containing terms substantially similar to those in this Section 5 by the third party to whom DFS desires to disclose such information. Nothing herein is intended, or shall be deemed, to limit or prohibit DFS from maintaining in any way its usual and ordinary relationships with Merchants and Cardholders or to offer Merchants or Cardholders the ability to purchase any product or service, including gift or stored value cards offered by DFS or other parties.

5.4.

Notwithstanding the above restrictions, DFS or Issuer may disclose Confidential Information if either DFS or Issuer receives a subpoena or order of a court or an agency or government authority of competent jurisdiction which is binding on the receiving party, and which compels the disclosure of Confidential Information, provided that the receiving party will immediately notify the disclosing party of the receipt of a subpoena or order so as to permit the disclosing party to contest any such subpoena or order. To the extent required by specific circumstances, either party may disclose this Agreement to (a) its regulators, examiners, auditors and counsel; (b) to proposed investors and financing sources, excluding any that are competitors, and their advisors, unless the other party hereto has agreed in writing to such disclosure, or in connection with a merger or acquisition or proposed merger or acquisition, or the like; provided such parties are advised in writing of the obligations of confidentiality required by this Agreement and agree to be bound by them.

5.5.	The provisions of this Section 5 shall survive termination of this Agreement.

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6.0	Responsibilities and Indemnification

6.1

DFS shall indemnify and hold Issuer, its affiliates, subsidiaries and their respective officers, directors, employees and representatives harmless from any and all claims made or threatened by any third party and all related losses, damages, claims, settlements and liabilities, including without limitation, any outside attorneys’ fees and court costs reasonably incurred by an indemnified party (excluding indirect, consequential, punitive, special or exemplary damages) arising as a result of or in connection with the following:

(a) Any intentionally wrongful or negligent act or omission of DFS, its affiliates or subsidiaries, and their respective officers, directors, employees, agents or third party service providers thereof in connection with the performance of the duties and obligations of DFS under this Agreement;

(b) Any failure by DFS to comply with any term of this Agreement, or any breach of any warranty or representation made by DFS in this Agreement; and

(c) Any failure by DFS to comply with its obligations under any and all laws, rules and regulations applicable to DFS’ obligations under this Agreement, including without limitation any Governmental Requirements.

6.2

Issuer shall indemnify and hold DFS, its affiliates, subsidiaries and their respective officers, directors, employees and representatives harmless from any and all claims made or threatened by any third party and all related losses, damages, claims, settlements and liabilities, including without limitation, any outside attorneys’ fees and court costs reasonably incurred by an indemnified party (excluding indirect, consequential, punitive, special or exemplary damages) arising as a result of or in connection with the following:

(a) Any intentionally wrongful or negligent act or omission of Issuer, its affiliates or subsidiaries, and their respective officers, directors, employees, agents or third party service providers thereof in connection with the performance of the duties and obligations of Issuer under this Agreement;

(b) Any failure by Issuer to comply with any term of this Agreement, or any breach of any warranty or representation made by Issuer in this Agreement; and

(c) Any failure by Issuer to comply with its obligations under any and all laws, rules and regulations applicable to Issuer’s obligations under this Agreement, including without limitation any Governmental Requirements.

6.3

Additionally, each party indemnifies and holds the other harmless from any loss, damages, claims, liabilities or expenses (including reasonable attorney’s fees) to which they may be subject arising out of the interface of their respective systems as it may relate to this Agreement or the services to be provided hereunder.

6.4

If either party desires to obtain indemnity from the other party hereunder, it shall notify the other party, as soon as practicable, of the claim(s) to be indemnified against and shall permit the other party to assume and maintain the defense thereof with counsel selected by the indemnifying party. The indemnified party agrees to provide any reasonable assistance requested by the indemnifying party in order to defend an indemnified claim.

6.5	The provisions of this Section 6 shall survive termination of this Agreement.

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7.0	Financial Requirements

7.1

In addition to sums due under this Agreement pursuant to Section 2 above, DFS shall prepare and send to Issuer an invoice each month describing all amounts due as outlined in Exhibit E, including but not limited to Card Transaction fees and license fees owed to DFS by Issuer for each month under this Agreement and thereafter as applicable, by the twentieth (20th) day of each month with respect to sums due from the prior month. Issuer agrees to pay all such charges set forth on the invoice in full within thirty (30) days of the date of the invoice.

7.2

If Issuer disputes any amounts on any invoice and such dispute cannot be resolved promptly through good faith discussions between the parties, and the parties shall diligently and in good faith proceed to resolve any such disputed amount. An amount will be considered disputed in good faith if (i) Issuer delivers a written statement to DFS and (ii) such written statement represents that the amount in dispute has been determined after due investigation of the facts and that such disputed amount has been determined in good faith.

7.3

Issuer and DFS will keep true and accurate books of accounts and records concerning this Agreement and all Program requirements in accordance with sound accounting practices, employing standards, procedures and forms in conformity with generally accepted accounting principles in the United States. Issuer will provide periodic reports to DFS regarding the number of Card Accounts, the dollar amount of outstanding balances on Cards and Card Accounts, and such other information that DFS may reasonably request from time to time.

7.4	Issuer and DFS agree to arrange a mutually acceptable time to review financial arrangements, financial stability, and Program results.

7.5

Issuer may assess fees and other charges when it collects funds from Clients or Cardholders for the issuance or usage of Cards. These fees and other charges must be charged and collected in accordance with applicable federal, state and local laws and regulations, including without limitation, Governmental Requirements, and must be disclosed to Cardholders prior to sale, activation or initial use of the Cards.

8.0	Intellectual Property Ownership

8.1

Each of the parties will retain all rights of ownership in the respective property that they own as of the date of this Agreement including, without limitation, patent rights, licenses, copyrights, service marks and trademarks in the software and systems each party operates as of the date of this Agreement, or that it develops or has developed for the purposes or administering the Program, providing services, or otherwise.

8.2

DFS shall continue to own all rights with respect to anything related to the Network, the Merchants and Discover cardmembers, including, without limitation, all data and information related thereto or derived therefrom.

8.3	Issuer will own all Client information and Cardholder information and lists that it develops specifically for the purposes of this Program.

9.0	Limited Authorization for Discover Network Acceptance Mark Usage

9.1

DFS grants Issuer the non-exclusive right to use the Discover Network Acceptance Mark for the limited purpose only of placing such Mark on Cards to indicate that Cards may be used on the Network. Issuer must follow the guidelines for use of the Discover Network Acceptance Mark set forth in the Issuer Operating Regulations and the Technical Specifications Manual. Issuer shall

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not use the Discover Network Acceptance Mark, any registered trademarks, logos or name of DFS or any DFS affiliate company, or any other proprietary designations of DFS on any materials without first submitting all such materials to DFS and obtaining DFS’ prior written consent.

10.0	General

10.1	Neither party may assign this Agreement without the express written consent of the other party.

10.2	This Agreement may not be amended, modified or changed in any way except by a written instrument executed by an authorized representative of each party.

10.3	The parties to this Agreement shall be deemed to be independent contractors. Nothing in this Agreement shall be construed as making the parties agents, employees, joint venturers, or partners.

10.4

Issuer and DFS will each comply in all material respects with all Governmental Requirements that apply, respectively, to each of them for all applicable jurisdictions in which the Program will operate.

10.5

Neither party hereto shall be held responsible for any delay or failure in performance hereunder caused in whole or in part by fire, strike, flood, embargo, labor dispute, act of sabotage, riot, accident, delay of carrier or supplier, voluntary or mandatory compliance with any governmental act, regulation or request, act of God or by public enemy, or any third party act or omission or other cause beyond such party’s control. If any such contingency shall occur, this Agreement shall be deemed extended by the length of time such contingency continues. The parties shall use their best reasonable efforts to minimize the consequences of a force majeure event.

10.6

If any provision of this Agreement is held to be illegal, unenforceable or invalid, no other provision of this Agreement shall be affected thereby, and the remaining provisions of this Agreement shall be construed and reformed and shall continue with the same effect as if such illegal, unenforceable or invalid provision was not a part hereof.

10.7	Any waiver (express or implied) by either party of any default or breach of this Agreement shall not constitute a waiver of any other or subsequent default or breach.

10.8	The headings and captions contained in this Agreement shall not be considered to be a part hereof for purposes of interpreting or applying this Agreement, but are for convenience only.

10.9	This Agreement may be executed in counterparts, each of which will be deemed an original and both of which together will constitute one instrument.

10.10

In the event of any conflict or inconsistency between the terms of this Agreement and those of the Issuer Operating Regulations or Technical Specifications Manual, the terms of this Agreement shall govern.

10.11	This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois, excluding its choice of law principles.

10.12

Either party may request an audit of the records of the other party that pertain to performance of the other party’s duties under this Agreement, provided that (i) only one audit of a party shall be permitted during any year of this Agreement, (ii) the requesting party must provide not less than 30 days prior notice of the requested audit, (iii) the audit may only be performed

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during normal business hours and may not disrupt the ordinary operations of the party being audited, (iv) the audit must be performed by an independent third party that executes a confidentiality agreement with terms substantially similar to the terms contained in Section 5 thereof, and (v) the cost of the audit shall be shared equally by the parties.

10.13	All notices required or provided for in this Agreement shall be in writing and delivered by hand or by overnight courier, or sent first class mail and notices shall be addressed as follows:

If to DFS:

XXX

Copy to:

XXX

If to Issuer:

Morgan Beaumont
6015 31st Street East
Bradenton, FL	34203
Attention: Erik Jensen

Copy to:

Morgan Beaumont
6015 31st Street East
Bradenton, FL	34203
Attention: General Counsel

10.14

IN NO EVENT SHALL EITHER PARTY BE LIABLE UNDER ANY CONTRACT, NEGLIGENCE, STRICT LIABILITY OR OTHER THEORY FOR ANY CONSEQUENTIAL, SPECIAL, EXEMPLARY, PUNITIVE, INCIDENTAL OR INDIRECT DAMAGES, INCLUDING, WITHOUT LIMITATION, LOSS OF PROFITS OR GOODWILL, WITH RESPECT TO ANY SUBJECT MATTER OF THIS AGREEMENT.

10.15	There are no third party beneficiaries of this Agreement.

With the intention to be bound by the terms of this Agreement, the parties have executed this Agreement as the date first written above by causing their respective authorized representatives sign where indicated below.

Discover Financial Services LLC		Morgan Beaumont, Inc.
By:	/s/ Joseph E. Hurley	By:	/s/ Erik Jensen
Title:	Vice President	Title:	President
Date:	May 10, 2006	Date:	May 10, 2006

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EXHIBIT A

XXXXXXXXXXX

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EXHIBIT B

XXXXXXXXXXX

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EXHIBIT C

XXXXXXXXXXX

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EXHIBIT D

XXXXXXXXXXX

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EXHIBIT E

XXXXXXXXXXX

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EXHIBIT F

XXXXXXXXXXX

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